FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 15, 2006

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

FINANCIAL RESULTS FOR THE FIRST QUARTER
ENDED MARCH 31, 2006

Moscow, Russian Federation — June 15, 2006 — Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and the CIS, today announces its first quarter 20061 financial and operating results.

Financial Highlights

•                  Consolidated revenues of $1,289 million

•                  Consolidated OIBDA2 of $599 million (OIBDA margin of 46.5%)

•                  Consolidated net income of $184 million

•                  Free cash-flow3 positive with $11 million

Operating Highlights

•                  Operational in 83 regions in Russia; 5 countries of the former Soviet Union (FSU)

•                  Subscriber growth of 2.86 million new customers added during the quarter; 1.84 million new customers added in April and May, bringing MTS’ consolidated subscriber base to 62.89 million as of May 31, 2006

•                  Leading position maintained in MTS’ national operating markets — Russia, Uzbekistan, Turkmenistan and Belarus

Financial Summary (Unaudited)
US$ million	Q1 2006	Q1 2005	Change Y-on-Y	Q4 2005	Change Q-on-Q
Revenues	1,288.7	1,057.0	21.9%	1,332.7	(3.3%)
Net operating income	334.2	338.7	(1.3%)	362.7	(7.9%)
Net operating margin	25.9%	32.0%	-	27.2%	-
Net income	184.4	232.5	(20.7%)	242.6	(24.0%)
OIBDA	598.6	536.9	11.5%	613.1	(2.4)
OIBDA margin	46.5%	50.8%	-	46.0%	-

1  Based on unaudited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

2  See Attachment A for definitions and reconciliation of OIBDA and OIBDA margin to their most directly comparable US GAAP financial measures.

3  See Attachment B for reconciliation of free cash-flow to net cash provided by operating activity.

Leonid Melamed, President and CEO of MTS, commented:

“I would like to first off thank the shareholders of MTS for recently electing me President and CEO of MTS, not only a leading Russian blue-chip company, but the top mobile phone operator in region. MTS has gone through a period of rapid growth, demonstrating that we are an effective operator in the markets of the former Soviet Union. As the Russian market matures, and as Ukraine approaches saturation point, we aim to further solidify our leadership position by improving upon the effectiveness of our operations, and seek additional opportunities for growth abroad using our economies of scale.

We witnessed difficult Q4 2005 and Q1 2006, but currently are pursuing a number of initiatives covering our entire value chain aimed at increasing our revenue in our home markets and optimizing business processes to improve upon our margins. We will be aggressive in examining costs and seek an acceptable rate of return on our investments and expenses. As a benchmark, we are seeking a return on invested capital of 25% over a five-year period through organic and inorganic growth.

In Q1 2006 we maintained our leading revenue share in Russia, while showing a clear lead in market share in Belarus, Uzbekistan and Turkmenistan. In Ukraine, the mobile market has entered a more competitive environment after the acquisition of URS by Vimpelcom in November 2005. Nevertheless, UMC maintained its revenue leadership in the post-paid market. Our subsidiary in Uzbekistan increased its market share from 55% to 57% and remains a clear leader in the country’s telecommunications market. In Turkmenistan, our subsidiary continued to dominate the local market and now boasts a 75% market share compared to 74% at the end of the previous quarter. During the first quarter, MTS’ joint venture in Belarus enjoyed a 51% market share as penetration in the country reached 46%. The Company remains committed to acquiring a controlling stake in the joint venture.

Looking back more closely on the first quarter of 2006, we witnessed a slight drop in revenue in Russia of 2.6% to $929 million q-o-q. We attribute this loss to seasonal issues, namely fewer working days and lower guest roaming revenues, as well as inappropriate price policies in a number of regions. We have adjusted prices in these regions and are now refocusing our marketing both on a national and local level. Our first step was to launch a new brand, a brand chosen as much for its innovative feel as its clarity. We are introducing segmented tariff plans for all services, targeted sales policies by region and loyalty programs, at the same time strengthening our proprietary distribution network by remodeling sales and service centers. On Tuesday, we also announced the gradual move towards fixed ruble-based tariffs as we simplify our payment process. The goal of these steps remains to increase sales, stimulate traffic and improve customer service.

In Ukraine, the first quarter is also a weak quarter due to the winter holiday period and the effects of holiday-related promotions. Since the beginning of Q1 2006, interconnect payments received from state-controlled Ukrtelekom fell by 16.7%, and in turn rates between the mobile operators decreased accordingly.

In Uzbekistan, revenues remained flat at $25.4 million, though net income fell by 8.7% due to a change in the company’s accounting policies.

The group’s OIBDA margin of 46.5% was higher than Q4 2005, but fell slightly short of our expectations due a one-time charge of $16 million in our provision for doubtful debt. If it wasn’t for this cost item, our OIBDA margin could have been more than another percentage point higher.  For the group, we expect an OIBDA margin of above 50% moving forward as we more fully optimize our operating expenses.

Three factors contributed to our lower net income of $184 million. Firstly, on a quarter-on-quarter basis, we witnessed a decrease in revenues from our Russian and Ukrainian operating units.  Secondly, we incurred an increase in other non-operating costs mostly related to roaming expenses. And thirdly, our depreciation and amortization expenses also increased.

ARPU in Russia fell 15% q-o-q to $6.2. We expect that the introduction of CPP, coupled with targeted measures to stimulate voice traffic and the development of value-added services, should allow us to stabilize ARPU in 2006 and lay a foundation for growth for the future. As for value-added services, we plan to improve upon its contribution to ARPU from the current level of 14%. For Ukraine, intensified competition will result in a future dilution of ARPU, though we are pleased with the rise in value-added services as a percentage of subscriber revenue and naturally view this as a driving factor for future growth.

In addition, we are reevaluating our approach on a group-wide basis to capital expenditures by placing more emphasis on payback periods and internal rates of return. Each macro-region is being given a set of key performance indicators, quality benchmarks and operational standards. We are already witnessing benefits from this system, as our CAPEX blend is moving from one focused on coverage to capacity.”

Operating Overview

Market Growth

Growth in Russia and Ukraine continued with mobile penetration4 increasing from 87% to 91% in Russia and from 64% to 69% in Ukraine during the first quarter of 2006.

Mobile penetration in Uzbekistan increased from 4.0% at the beginning of the year to 4.4% at the end of the first quarter and from 1.5% to 1.8% in Turkmenistan. In Belarus, mobile penetration increased from 41% to 46% for the same period.

Subscriber Development

The Company added 2.86 million new customers during the first quarter of 2006 on a consolidated basis, all of which were added organically. MTS’ operations in Russia accounted for 1.62 million, 1.13 million were added in Ukraine, approximately 90.5 thousand in Uzbekistan and 21.6 thousand in Turkmenistan.

The Company’s churn rates in Russia and Ukraine in the first quarter of 2006 increased slightly when compared to the previous quarter to 6.3% and 6.1% respectively.

Since the end of the first quarter to May 31, 2006, MTS has organically added a further 1.84 million, expanding its consolidated subscriber base to 62.89 million.

Market Share

In Russia, MTS kept its leading position with a market share of approximately 35%. In Ukraine, the Company maintained its market share at 44%. MTS’ market share5 in Uzbekistan reached 57% and 75% in Turkmenistan at the end of the first quarter of 2006.

In Belarus, the market share of MTS Belarus decreased slightly during the first quarter of 2006 from 52% to 51%.

Customer Segmentation

Subscriptions to MTS’ pre-paid tariff plans (Jeans in Russia, and Jeans and SIM-SIM in Ukraine) accounted for 94% of gross additions in Russia and 95% Ukraine. By the end of the first quarter of 2006, 89% of MTS’ customers in Russia were signed up to pre-paid tariff plans,

4 The source for all market information on Russia and Ukraine in this press release is AC&M-Consulting.

5 According to the Company’s estimates.

compared to 81% a year ago. In Ukraine, the share of customers signed to pre-paid tariff plans increased from 87% in Q1 2005 to 91%.

Key Operating Summary
	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005
Total consolidated subscribers, end of period (mln)	61.05	58.19	50.36	44.07	38.69
Russia	45.84	44.22	38.87	34.09	30.25
Ukraine	14.46	13.33	10.94	9.52	8.08
Uzbekistan	0.67	0.58	0.49	0.40	0.35
Turkmenistan	0.09	0.07	0.06	0.06	-
MTS Belarus[6]	2.34	2.13	1.85	1.61	1.40
Russia
ARPU (US$)[7]	6.2	7.3	8.9	9.3	9.1
MOU (minutes)	118	123	130	134	138
Churn rate (%)	6.3	5.2	2.9	6.8	6.7
SAC per gross additional subscriber (US$)	18.7	19.8	18.6	18.4	18.2
Ukraine
ARPU (US$)	7.5	9.1	10.8	10.8	10.0
MOU (minutes)	147	120	132	118	130
Churn rate (%)	6.1	6.0	6.2	5.7	5.1
SAC per gross additional subscriber (US$)	14.4	9.4	15.7	14.2	22.1

Russia

•                                First quarter revenues up 16% year-on-year to $929 million8

•                                First quarter net income down 30% year-on-year to $121 million

•                                First quarter OIBDA up 5% year-on-year to $434 million (OIBDA margin of 47%)

MTS’ average monthly minutes of usage per subscriber (MOU) in Russia declined from 123 to 118 minutes in the first quarter of 2006 as a result of the dilution of the subscriber mix by low usage subscribers and seasonal factors such as fewer working days and lower subscriber activity during the cold winter.

The average monthly service revenue per subscriber (ARPU) in Russia continued to decline due to seasonal factors, such as the decline in roaming revenues, as well as the continued dilution of the subscriber base by mass market subscribers and the drop in the average price per minute (APPM).

Subscriber acquisition cost (SAC) in Q1 2006 decreased from $19.8 to $18.7 due to the reduction in marketing campaigns after the New Year holidays.

Ukraine

•                                First quarter revenues up 33% year-on-year to $317 million9

                                      First quarter net income up 7% year-on-year to $62 million

6 MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated.

7 See Attachment C for definitions of ARPU, MOU, Churn and SAC.

8 Excluding intercompany eliminations of $1.0 million.

9 Excluding intercompany eliminations of $0.7 million.

•                                First quarter OIBDA up 28% year-on-year to $144 million (OIBDA margin of 45%)

MOU increased sequentially in Ukraine in the first quarter to 147 minutes from 120 minutes in the fourth quarter as a result of a high number of new users that activated their services in the last week of 2005 and began to make calls in Q1 2006 as well as offers made to match our competitors.

ARPU in Ukraine decreased to $7.5 in the first quarter from $9.1 in the fourth quarter due to the decrease of interconnect rate and seasonal effect. The decline in the ARPU in the quarter is comparable to Q1 2005 (18% in 2006 vs. 19% in 2005).

SAC in Q1 2006 increased to $14.4 from $9.4 in the previous quarter due to an increase in marketing expenses in line with the aggressive market environment, as well as a Winter Olympic marketing campaign and a decrease in subscriber gross additions on a q-on-q basis. This constitutes a normal seasonal trend and reflects the change in the mix of prepaid and postpaid additions.

Uzbekistan

Revenues in Uzbekistan in the first quarter contributed $25.4 million to the Company’s consolidated revenues (up 45% y-o-y), $15.7 million to its consolidated OIBDA (up 62% y-o-y) with an OIBDA margin of 61.8%, and $6.1 million to its consolidated net income (up 102% y-o-y). First quarter ARPU was $13.4, down from $15.9 in the previous quarter. First quarter MOU was 411 minutes, a decrease from 450 minutes in the previous quarter.

Turkmenistan

MTS’ operations in Turkmenistan contributed $19.0 million to the Company’s consolidated revenues and $5.4 million to its consolidated OIBDA (OIBDA margin of 28.3%). ARPU was at $80.5, a decrease from $88.4 in the previous quarter.

Financial Position

The Company’s cash expenditure on property, plant and equipment in the first quarter of 2006 amounted to $297 million, of which approximately $223 million was invested in Russia, $65 million in Ukraine, $9 million in Uzbekistan and $1 million in Turkmenistan. In addition, its cash expenditure on intangible assets during the quarter amounted to $38 million ($36 million in Russia and $2 million in Ukraine).

As of March 31, 2006, MTS’ total debt10 was at $2.9 billion, resulting in a ratio of total debt to LTM OIBDA11 of 1.1 times. Net debt amounted to $2.7 billion at the end of the quarter and the net debt to LTM OIBDA ratio remained at 1.1 times.

***

For further information, please contact:

Mobile TeleSystems, Moscow
Investor Relations Department	tel: +7 495 223-20-25
e-mail: ir@mts.ru

***

10 Total debt is comprised of the current portion of debt, current capital lease obligations, long-term debt and long-term capital lease obligations; net debt is the difference between the total debt and cash and cash equivalents and short-term investments; see Attachment B for reconciliation of net debt to our consolidated balance sheet.

11 LTM OIBDA represents the last twelve months of rolling OIBDA. See Appendix B for reconciliations to our consolidated statements.

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 62.89 million subscribers. The regions of Russia, as well as Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of approximately 233.1 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

***

Attachments to the First Quarter 2006 Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. Our OIBDA may not be similar to OIBDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

US$ million	Q4 2005	Q1 2006	Q1 2005
Operating income	362.7	334.2	338.7
Add: depreciation and amortization	250.4	264.4	198.2
OIBDA	613.1	598.6	536.9

US$ million	Q4 2005
	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating income	233.5	115.3	8.3	5.5
Add: depreciation and amortization	194.4	41.4	7.2	7.5
OIBDA	427.9	156.7	15.5	13.0

US$ million	Q1 2006
	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating income	229.9	92.9	9.9	1.5
Add: depreciation and amortization	203.9	50.8	5.8	3.9
OIBDA	433.8	143.7	15.7	5.4

US$ million	Q1 2005
	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating income	257.6	76.4	4.7	-
Add: depreciation and amortization	157.4	35.8	5.0	-
OIBDA	415.0	112.2	9.7	-

OIBDA margin can be reconciled to our operating margin as follows:

	Q4 2005	Q1 2006	Q1 2005
Operating margin	27.2%	25.9%	32.0%
Add: depreciation and amortization as a percentage of revenue	18.8%	20.6%	18.8%
OIBDA margin	46.0%	46.5%	50.8%

	Q4 2005
	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating margin	24.4%	34.1%	32.4%	31.3%
Add: depreciation and amortization as a percentage of revenue	20.4%	12.3%	28.2%	42.4%
OIBDA margin	44.8%	46.4%	60.6%	73.7%

	Q1 2006
	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating margin	24.8%	29.3%	39.0%	7.7%
Add: depreciation and amortization as a percentage of revenue	21.9%	16.0%	22.8%	20.6%
OIBDA margin	46.7%	45.3%	61.8%	28.3%

	Q1 2005
	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating margin	32.1%	32.1%	26.9%	-
Add: depreciation and amortization as a percentage of revenue	19.6%	15.0%	28.6%	-
OIBDA margin	51.7%	47.1%	55.5%	-

***

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Net debt can be reconciled to our consolidated balance sheets as follows:

US$ million	As of March 31, 2006	As of December 31, 2005
Current portion of debt and of capital lease obligations	830.2	768.7
Long-term debt	2,077.4	2,079.0
Capital lease obligations	2.3	2.9
Total debt	2,909.9	2,850.6
Less:
Cash and cash equivalents	(119.3)	(78.3)
Short-term investments	(58.2)	(28.1)
Net debt	2,732.4	2,744.2

Last twelve month (LTM) OIBDA can be reconciled to our consolidated statements of operations as follows:

US$ million	Year Ended December 31, 2005	Three month ended March 31, 2005	Nine month ended December 31, 2005
	A	B	C=A-B
Net operating income	1,632.0	338.7	1,293.3
Add: depreciation and amortization	907.1	198.2	708.9
OIBDA	2,539.1	536.9	2,002.2
OIBDA for the three months ended March 31, 2006			598.6
LTM OIBDA at March 31, 2006			2,600.8

Free cash-flow can be reconciled to our consolidated statements of cash flow as follows:

US$ million	For three months ended March 31, 2006	For three months ended March 31, 2005
Net cash provided by operating activities	372.6	482.7
Less:
Purchases of property, plant and equipment	(297.2)	(332.3)
Purchases of intangible assets	(38.1)	(98.8)
Purchases of other investments	(2.8)	-
Investments in and advances to associates	-	0.4
Acquisition of subsidiaries, net of cash acquired	(23.6)	(2.1)
Free cash-flow	10.9	49.9

***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days, or one hundred and eighty three days in the case of our Jeans brand tariff, or whose account does not have a negative balance for more than this period.

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including guest roaming fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005

(Amounts in thousands of U.S. dollars, except share and per share amounts)

	Three months ended	Three months ended
	March 31, 2006	March 31, 2005
Net operating revenue
Service revenue and connection fees	1 250 548	1 038 935
Sales of handsets and accessories	38 161	18 093
	1 288 709	1 057 028
Operating expenses
Cost of services	239 028	142 615
Cost of handsets and accessories	62 119	60 173
Sales and marketing expenses	128 422	127 430
General and administrative expenses	205 935	169 079
Depreciation and amortization	264 427	198 168
Provision for doubtful accounts	35 728	14 311
Other operating expenses	18 829	6 534

Net operating income	334 221	338 718

Currency exchange and transaction gains	(11 161)	(600)

Other expenses / (income):
Interest income	(3 747)	(5 094)
Interest expense	42 075	30 437
Other expenses / (income)	17 666	(7 442)
Total other expenses, net	55 994	17 901

Income before provision for income taxes and minority interest	289 388	321 417

Provision for income taxes	102 908	83 898

Minority interest	2 056	5 044
Net income	184 424	232 475
Weighted average number of common shares outstanding, in thousands	1 987 926	1 986 124
Earnings per share - basic and diluted	0,09	0,12

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2006 and DECEMBER 31, 2005

(Amounts in thousands of U.S. dollars, except share amounts)

	As of March 31,	As of December 31,
	2006	2005
CURRENT ASSETS:
Cash and cash equivalents	$119 260	$78 284
Short-term investments	58 206	28 059
Trade receivables, net	265 889	209 320
Accounts receivable, related parties	713	7 661
Inventory and spare parts	174 690	156 660
VAT receivable	369 072	398 021
Prepaid expenses and other current assets	395 599	413 248
Total current assets	1 383 429	1 291 253

PROPERTY, PLANT AND EQUIPMENT	4 680 137	4 482 679

INTANGIBLE ASSETS	1 409 593	1 439 362

INVESTMENTS IN AND ADVANCES TO ASSOCIATES	122 014	107 959

OTHER INVESTMENTS	152 799	150 000

OTHER ASSETS	69 116	74 527

Total assets	7 817 088	7 545 780

CURRENT LIABILITIES
Accounts payable	317 316	363 723
Accrued expenses and other current liabilities	800 916	749 600
Accounts payable, related parties	80 303	40 829
Current portion of long-term debt, capital lease obligations	830 216	768 674
Total current liabilities	2 028 751	1 922 826

LONG-TERM LIABILITIES
Long-term debt	2 077 396	2 078 955
Capital lease obligations	2 294	2 928
Deferred income taxes	134 174	158 414
Deferred revenue and other	50 694	57 824
Total long-term liabilities	2 264 558	2 298 121

Total liabilities	4 293 309	4 220 947

COMMITMENTS AND CONTINGENCIES

MINORITY INTEREST	32 803	30 744

SHAREHOLDERS’ EQUITY:

Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of March 31, 2006 and December 31, 2005, 776,505,720 of which are in the form of ADS as of March 31, 2006 and 763,554,870 - as of December 31,

	50 558	50 558
Treasury stock (5,400,486 common shares at cost as of March 31, 2006 and December 31, 2005)	(5 534)	(5 534)
Additional paid-in capital	567 585	568 104
Unearned compensation	-	(1 210)
Shareholder receivable	(4 026)	(7 182)
Accumulated other comprehensive income	59 230	50 614
Retained earnings	2 823 163	2 638 739
Total shareholders’ equity	3 490 976	3 294 089

Total liabilities and shareholders’ equity	7 817 088	7 545 780

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005

(Amounts in thousands of U.S. dollars)

	Three months ended	Three months ended
	March 31, 2006	March 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$184 424	$232 475

Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	2 056	5 044
Depreciation and amortization	264 427	198 168
Amortization of deferred connection fees	(7 414)	(10 434)
Equity in net income of associates	(14 272)	(7 922)
Inventory obsolescence expense	5 307	953
Provision for doubtful accounts	35 728	14 311
Deferred taxes	(44 484)	(22 793)
Non-cash expenses associated with stock bonus and stock options	691	367

Changes in operating assets and liabilities:
Increase in accounts receivable	(85 349)	(1 323)
Increase in inventory	(23 337)	(162)
Increase in prepaid expenses and other current assets	37 165	(16 659)
Increase in VAT receivable	28 949	(9 771)
Increase in trade accounts payable, accrued liabilities and other current liabilities	(11 323)	100 411
Net cash provided by operating activities	372 568	482 665

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	(23 618)	(2 143)
Purchases of property, plant and equipment	(297 180)	(332 255)
Purchases of intangible assets	(38 071)	(98 765)
Purchases of short-term investments	(55 472)	(10 000)
Proceeds from sale of short-term investments	25 325	130
Purchase of other investments	(2 799)	-
Investments in and advances to associates	-	401
Net cash used in investing activities	(391 815)	(442 632)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of notes	-	400 000
Notes and debt issuance cost	(682)	(3 983)
Capital lease obligation principal paid	(2 067)	(2 041)
Proceeds from loans	204 538	94 189
Loan principal paid	(144 750)	(96 257)
Payments from Sistema	3 219	2 483
Net cash provided by financing activities	60 258	394 391

Effect of exchange rate changes on cash and cash equivalents	(35)	(310)

NET INCREASE IN CASH AND CASH EQUIVALENTS:	40 976	434 114

CASH AND CASH EQUIVALENTS, at beginning of period	78 284	274 150

CASH AND CASH EQUIVALENTS, at end of period	119 260	708 264

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Leonid Melamed
	Name:	Leonid Melamed
	Title:	CEO

Date: June 15, 2006